EXHIBIT 99.1

Foremost Clean Energy Announces Successful Completion of 2025 Drill Program and Commencement of Historic Core Sampling Program at its Jean Lake Gold-Lithium Project

Assays Pending for 11 Holes; Strategic Re-Sampling Underway Adjacent to 102 g/t Gold Discovery on Unsampled Intervals

VANCOUVER, British Columbia, Dec. 08, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company"), is pleased to announce the successful completion of its 2025 diamond drill program at the 100%-owned Jean Lake Gold–Lithium Property (“Jean Lake”) located near Snow Lake, Manitoba. The program comprised 15 holes totaling 2,266 metres, with assay results from four holes already reported and results from the remaining 11 holes currently pending. Concurrently, the Company announces the commencement of a strategic core re-sampling program that will focus on high-priority drill core from its previous completed 2023 drill program. The focus of this program is to obtain a more comprehensive dataset to enhance the geological model due to the potential of improved results and expand the understanding of known mineralization.

Jason Barnard, Foremost’s President and CEO, commented: “The completion of our 2025 drill program successfully adds another 2,266 metres of data to the Jean Lake story. While we await these new assays, we are taking the proactive step of re-sampling high-priority 2023 core from intervals adjacent to known high-grade intercepts, like the 102 g/t gold in FM23-08. This cost-effective program is designed to fill in geological gaps and has the potential to positively impact our understanding of the mineralized system's scale and continuity. Integrating this new data with all past and pending results will allow us to build the most robust geological model possible as we plan for future drilling.”

Post-Program Sampling Underway

To support ongoing geological interpretation, a dedicated sampling crew has remained on site. Re-sampling will focus on unsampled intervals that may further clarify gold continuity and grade distribution along the Valkyrie Trend. A total of six high-priority 2023 drillholes along the Valkyrie Trend have been selected for re-sampling in 2025 (Figure 1). These include hole FM23-08, which previously returned 102 g/t Au over 0.5 m, within 7.50 g/t Au over 7.66 m. (See news release June 06, 2023). In addition, one drillhole from the Midas Trend, FM23-25, is being re-sampled (Figure 1). Historical highlights from FM23-25 include 6.86 g/t Au over 0.54 m, within 2.07 g/t Au over 3.49 m. (See news release (June 06, 2023).

Figure 1. Jean Lake 2025 Drillholes and 2023 Drillholes to be re-sampled

2025 Drill Program and Next Steps

The Company's 2025 diamond drill program, comprising 15 holes (JL25-001 to JL25-015), was designed to follow up on the 2023 drill program, to expand the Company’s understanding of the emerging near-surface gold system along the Valkyrie Trend and test the spodumene-bearing B1 Pegmatite. Assay results for holes JL25-005 to JL25-015 are pending.

Upon receipt of all outstanding assays and the new re-sampling data, Foremost will begin a comprehensive update of its geologic and structural model for Jean Lake. This integrated model will combine the 2023 discovery holes, all 2025 assay results, and the new re-sampling data from the 2023 holes.   This work will refine priority targets along both the Valkyrie and Midas Trends where mineralization remains untested. The updated model will guide the design for drill targets of an expanded drill program anticipated for 2026.

Upcoming Webinar on Thursday December 11, 2025 at 2:30 PM ET / 11:30 AM PT

Join Foremost’s President and CEO Jason Barnard as he presents at RedChip’s Metals & Mining Virtual Investor Conference on Thursday December 11, 2025 at 2:30 PM ET / 11:30 AM PT. The conference offers investors a front-row seat to the public companies driving exploration, development, and production across the rapidly evolving critical minerals sector.

Register for free: https://www.redchip.com/webinar/redchip/85823325098

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. . The Company holds an option from Denison Mines Corp. (“Denison”) to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/8602f57a-c81d-4907-b1ab-fbe551bbde22